

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Stuart Landesberg
Chief Executive Officer
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, California 94111

     Re: Grove Collaborative Holdings, Inc.
        Registration Statement on Form S-3
        Filed July 14, 2023
        File No. 333-273271

Dear Stuart Landesberg:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Rucha Pandit at (202) 551-6022 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Carlton Fleming